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                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   ACADIA NATIONAL HEALTH SYSTEMS, INC.
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)


                               004042 10 7
                              (CUSIP Number)

                          MARK T. THATCHER, ESQ.
                     360 Thames Street, First Floor
                       Newport, Rhode Island 02840
                              (401) 841-9444

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              AUGUST 12, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004042 10 7                    13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL W. CHUTE

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) | |
                                                              (b) |X|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                         7    SOLE VOTING POWER
NUMBER OF
                              PAUL W. CHUTE
                              1,318,562 (35.3%)

SHARES                   -------------------------------------------------
                         8    SHARED VOTING POWER
BENEFICIALLY
                              0

OWNED BY                 -------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              PAUL W. CHUTE
                              1,318,562 (35.3%)

REPORTING                -------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
PERSON WITH
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,318, 562    (35.3%)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                            |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.3%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer

     This Statement relates to the Common Stock of Acadia National
Health Systems, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 460 Main Street, Lewiston, Maine 04240.

     The principal executive officers of the Company are as follows:

     Paul W. Chute, Chief Executive Officer
     Jacquelyn J. Magno, Vice President and Secretary
     Marise Lebel, Treasurer

Item 2.  Identity and Background

         (a) This Statement is being filed by PAUL W. CHUTE  (the
"Shareholder").

         (b) The business address of the Shareholder is 460 Main Street, Lewiston, Maine 04240 and the residence of the Shareholder is RFD #1, Box 2740, Buckfield, Maine 04220.

         (c) The present principal occupation or employment of the Shareholder, Paul W. Chute, is Chief Executive Officer, President and Director of Acadia National Health Systems, Inc., 460 Main Street, Lewiston, Maine 04240.

         (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Shareholder is a United States citizen.

Item 3.  Source and Amount of Funds

     On Tuesday, July 29, 1997, Paul W. Chute, Interim Chief Executive Officer and Chairman of the Board of Directors, and Jacquelyn J. Magno, Vice President and Secretary of the Board of Directors, collectively commenced the purchase of beneficial ownership in the Issuer from Peacock Hill Farm Limited Liability Company

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and the Estate of Thomas N. Hackett, as a result of the death of Thomas
N. Hackett on May 25, 1997.  The change in control is documented as follows:

Names of Persons Who Acquired Beneficial Ownership:

Paul W. Chute
RFD #1, Box 2740
Buckfield, ME 04220

Amount of Consideration Used by Such Person:

                               $  Amount                      Source

Paul W. Chute                  $203,945.32                    Personal Funds

Basis of the Ownership:

Peacock Hill Farm
Limited Liability
Company
(Elaine H. Hackett,
Direct Ownership
and Sole Voting
Authority)

Previously Owned               Sold to Paul W. Chute

2,509,000 Shares
(67.2%) of Class               1,235,687 Shares (33.1%)

Estate of
Thomas N. Hackett
(Elaine H. Hackett,
Personal
Representative)


Previously Owned               Sold to Paul W. Chute

156,000 Shares
(4.2%) of Class                82,875 Shares (2.2%)
______________________________________________________________________________
______________________________________________________________________________

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The commencement of the purchase of beneficial ownership took place on
Tuesday, July 29, 1997 at Skelton, Taintor & Abbott, P.A., 95 Main Street, Auburn, Maine, 04210.

The mailing address of the Estate of Thomas N. Hackett is C/O Bryan M. Dench, Esq., Skelton, Taintor & Abbott, P.A., 95 Main Street, Auburn, Maine 04212-3200 ("The Estate").

The mailing address of Peacock Hill Farm Limited Liability Company is C/O Bryan M. Dench, Esq., Skelton, Taintor & Abbott, P.A., 95 Main Street, Auburn, Maine 04212-3200 ("The LLC").

The mailing address of Paul W. Chute is C/O Acadia National Health Systems, Inc., 460 Main Street, Lewiston, Maine 04240 ("Chute").

The mailing address of Jacquelyn J. Magno is C/O Acadia National Health Systems, Inc., 460 Main Street, Lewiston, Maine 04240 ("Magno").

Elaine H. Hackett, Personal Representative of the Estate of Thomas N. Hackett and Sole Managing Member of Peacock Hill Farm Limited Liability Company ("Seller") sold to Paul W. Chute, Chairman of the Board of Directors and Chief Executive Officer of the Registrant and Jacquelyn J. Magno, Vice President and Secretary of the Board of Directors of the Registrant (collectively "Purchaser") certain control stock interests held by Seller in Acadia
National Health Systems, Inc.

Item 4.  Purpose of Transaction

         The Shareholder purchased the securities of the Issuer as an affiliate of the Issuer and intends to continue with the company's plan of expansion, franchising and consolidation through acquisitions within the fragmented Physician Practice and Management Consulting (PPMC) industry."

         (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

         (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

         (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

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         (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

         (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

         (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

         (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

         (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         The Shareholder beneficially owns 1,318,562 shares of Common Stock, representing 35.3% of the total issued and outstanding shares of Common Stock. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

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         (a) Beneficial ownership of the Shareholder as of the date of this filing:

                         Shares of Acadia                  Percent
Name and                 Common Stock                      of
Address                                                    Class

Paul W. Chute            1,318,562                         35.3%

         (b) The Shareholder has the sole power to vote and to dispose of the shares described herein.

         (c) Not applicable.

         (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to
        Securities of the Issuer

         The Shareholder beneficially owns 1,318,562 shares of Common Stock of the Company representing 35.3% of the total issued and outstanding shares of Common Stock of the Company. In addition, the Shareholder is Chairman of the Board of the Company.

         The Shareholder anticipates transferring undetermined amounts of said beneficially owned securities to affiliates and employees of the Company. The amount of beneficially owned securities, as well as those individuals who may receive them, will be determined at a later date at the discretion of the Shareholder. If necessary, the Shareholder will rely on the exemption afforded in Section 4(1) and/or 4(2) of the Securities Act of 1933 (the "Act").


Item 7.  Material to be Filed as Exhibits

         Index to Exhibits

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INDEX TO EXHIBITS

Exhibit Description

10.1--Common Stock Purchase Agreement for 156,000 shares of common stock of Acadia National Health Systems, Inc.

10.2--Assignment Separate from Certificate and Irrevocable Stock Power for
      156,000 shares of common stock of Acadia National Health Systems, Inc.

10.3--Opinion of Counsel with respect to transfer of 156,000 shares of common stock of Acadia National Health Systems, Inc.

10.4--Common Stock Purchase Agreement for 2,326,000 shares of common stock of Acadia National Health Systems, Inc.

10.5--Assignment Separate from Certificate and Irrevocable Stock Power for
      2,326,000 shares of common stock of Acadia National Health Systems, Inc.

10.6--Opinion of Counsel with respect to transfer of 2,326,000 shares of common stock of Acadia National Health Systems, Inc.

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                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 22, 1997


/s/ Mark T. Thatcher

MARK T. THATCHER, Filing Agent
Acadia National Health Systems, Inc.